SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING, BRUSSELS, CHICAGO, DALLAS, FRANKFURT, GENEVA, HONG KONG, LONDON, LOS ANGELES, NEW YORK, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, DC

FOUNDED 1866

07021973

Our Ref: 22277-00002

March 14, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find three press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING RECEIVED
MAR 15 2007
WASH. D.C. 210 SECTION

3/21

HK1 410385v.1

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	5.43 ↑ 4.02%	2007-03-12
HangSeng		19,442.42 ↑	2007-03-12

—Four Business—
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News Release

COSL Will Announce 2006 Annual Results on 23 March 2007

(13 March 2007 - Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883) will announce its 2006 annual results on **23 March 2007 (Friday)**. An analyst presentation as well as a press conference will be held in Hong Kong on **26 March 2007 (Monday)**.

Details of the events are as follows:

Analyst Presentation
Date: 26 March 2007 (Mon)
Time: 10:30 am
Venue: Harbour Room, level 56,
Island Shangri-la Hong Kong,
Pacific Place, Admiralty, Hong Kong

Press Conference
Date: 26 March 2007 (Mon)
Time: 11:30 am
Venue: same as above

Formal invitations will be sent out the week before the results announcement date. Presentation materials and press releases will be distributed during the press conference and investor presentation, and will be available for download in the Company website www.cosl.com.cn on the same day. Webcast of the analyst presentation could also be downloaded through the website from 26 March (Mon) onwards.

For further enquires, please contact:
iPR Ogilvy Ltd
Natalie Tam/Antonia Au/ Katie Tsui/ Jackal Leung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 2169 0467
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ Katie.tsui@iprogilvy.com/ jackal.leung@iprogilvy.com

File No.: 82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司



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COSL Obtains Cementing Contract in Papua New Guinea--A New Breakthrough of Overseas Well Services Operations

(9 March 2007 ? Hong Kong) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) is pleased to announce that the Company entered into a contract with The PNOC Energy Development Corporation ("PNOC-EDC"), regarding the cementing operation for LIHIR in Papua New Guinea. This contract represents a new breakthrough of COSL's well services business development in overseas market.

COSL obtained the contract through international tender. The contract, with a contract period of one year and covering a total of 20 wells, has commenced execution recently. Pursuant to the contract, COSL will provide the design of cementing project, cementing pumps, technicians, equipments, admixtures and partial amount of cement raw materials.

Mr. Yuan Guangyu, CEO and President of the Company, said, "COSL enjoys absolute advantages in cementing operations in offshore China and receives continued recognition and trust from new clients for its professional strength and quality services, which demonstrated our international competitiveness. By the end of 2005, we successfully tapped into the geothermal well cementing market in the Philippines and were highly praised by PNOC-EDC. With PNOC-EDC inviting COSL once again in participating in the international tender as a cementing sub-contractor, we obtained the main contract of LIHIR project. Looking ahead, COSL endeavors to pursue its expansion strategy and is confident of accelerating the progress of internationalization."

Background Information about PNOC-EDC
PNOC-EDC is a geothermal power company, which prior to the IPO was wholly owned by the government of the Philippines through the Philippines National Oil Company. PNOC-EDC has a current installed capacity of 1,142 megawatts, which represents about 7 percent of the country's total power generation capacity and 60 percent of its geothermal capacity.

Apart from developing new geothermal projects and geothermal power, PNOC-EDC is looking at

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other renewable energy sources, including wind power and hydro power in the Philippines.

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Jackal Leung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 2169 0467
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / jackal.leung@iprogilvy.com



COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	5.43 ↑ 4.02%	2007-03-12
HangSeng		19,442.42 ↑	2007-03-12

—Four Business—

Search...



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COSL Equipments Update

(2 March, 2007 - Beijing) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883.HK) newly purchased AHTS COSL672 had put into operation before the Chinese New Year. COSL672 is a second-hand AHTS with 8160 horsepower and was constructed in Norway. After testing and modification, it started to serve under CNOOC China Limited Shenzhen.

At the same time, the team of Mexico module rigs construction project is working around the clock to ensure the next phase of operation. The first barge TEAL embarked COSL4 arrived on Mexico on 21st February. Then the second barge embarked COSL1 completed its shipment smoothly on 26 February and sailed to the Mexico Gulf in the morning.



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